Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Commences Trading on NYSE American

Vancouver, British Columbia – October 6, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that, further to its news release dated October 1, 2020, its common shares (the "Common Shares") will commence trading on the NYSE American under the symbol “GLDG” at the open of markets today.

The Common Shares will continue to trade on the Toronto Stock Exchange under the ticker symbol "GOLD". Concurrent with the commencement of trading on the NYSE American, it is expected that the Common Shares will cease to be quoted on the OTCQX under the symbol "GLDLF".

While shareholders are not required to take any action, the Company recommends that holders who acquired shares through the OTCQX monitor their institution or brokerage account to ensure their holdings are correctly reflected under the new ticker symbol.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3